John Hunt

Partner

Direct 617 338 2961

jhunt@sullivanlaw.com

September 14, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eileen Smiley

Re:	Pear Tree Funds

File Nos. 333-273992

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”) and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).   On September 6, 2023, the Staff of the Division of Investment Management provided us with certain oral comments to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed reorganization (the "Reorganization") of Pear Tree Axiom Emerging Markets World Equity Fund (the "Target Fund"), a series of the Registrant, into Pear Tree Polaris International Opportunities Fund (the "Acquiring Fund"), also a series of the Registrant.  As described in the Combined Prospectus/Proxy Statement included in the Registration Statement (the “Prospectus/Proxy Statement”), if Target Fund shareholders approve the Reorganization as proposed, shareholders of the Target Fund would become shareholders of the Acquiring Fund.  We are responding on behalf of the Registrant to the Staff’s comments.

Each of the Staff’s comments is presented below in italics.  The Registrant’s response follows in regular type. Except as otherwise provided in this letter, capitalized terms have the meanings set forth in the Prospectus/Proxy Statement.

Please note that since the Registration Statement was filed on August 15, 2023, the Registrant has changed the record date for the shareholders’ meeting to September 11, 2023 from August 8, 2023 and the shareholders’ meeting date to October 17, 2023 from October 3, 2023. If approved by shareholders, the Reorganization would still be expected to close on November 1, 2023.

U.S. Securities and Exchange Commission

September 14, 2021

1.	The Target Fund comprises three share classes. Will shareholders of each Target Fund share class be affected differently by the Reorganization than shareholders of the other classes?

Target Fund shareholders holding shares of a specific class will receive shares of the same class of the Acquiring Fund using share prices per class determined as provided in the Prospectus/Proxy Statement. Otherwise, all Target Fund shareholders will be affected identically.

2.	On page 4 of the Prospectus/Proxy Statement, please describe if and how the Acquiring Fund’s portfolio of investments may be concentrated. If not, please confirm that it is not concentrated in your response letter to the Staff’s comments.

The Acquiring Fund’s schedule of portfolio of investments, as reflected in the Acquiring Fund’s two most recent annual financial statements (for the periods ended March 31, 2022 and March 31, 2023) and semi-annual financial statements (for the periods ended September 20, 2021 and September 30, 2022), do not reflect any concentration of investments in any one industry other Consumer Discretionary, which represented 27.3 percent of Acquiring Fund’s portfolio as at March 31, 2023.

In response to the Staff’s comment, the Registrant has included additional disclosure to the effect that from time to time, the Acquiring Fund’s portfolio investments have been concentrated in a specific industry, however historically, such concentration has been for less than one year, and the Acquiring Fund currently has no intention as part of its principal investment strategy to concentrate the Acquiring Fund’s portfolio investments in any specific industry for any period longer than one year.

3.	On page 4, third paragraph, correct “rations” to “ratios.”

The Registrant has made the change as requested.

4.	What percentage of the Target Fund’s portfolio is expected to be realigned in connection with the Reorganization? If the portion of the Target Fund’s portfolio that is expected to be realigned is material, state whether the Registrant intends to include in a pre-effective amendment to the Registration Statement a schedule of investments pursuant to Regulation S-X, Rule 6-11(d)(1)(ii), or if not, why the Registrant is not required to include that schedule. Note that the Registrant may not rely on Rule 488 under the Securities Act of 1933, as amended, if it is required to include a schedule of investments pursuant to Rule 6-11(d)(1)(ii).

The Registrant expects that a substantial portion of the Target Fund’s investment portfolio will be realigned in connection with the Reorganization. At this time, the Registrant expects that some portion will be retained, but the Registrant is not in a position to estimate how much.

U.S. Securities and Exchange Commission

September 14, 2021

The Registrant is not required to include a schedule of investments and thus, may rely on Rule 488.  Reg S-X, Rule 6-11(d)(1)(ii) requires a modified schedule of investments if the target fund’s portfolio would materially change as a result of the application of acquiring fund investment restrictions.   The Registrant currently expects the changes to the Target Fund’s investment portfolio to be material when the Target Fund merges with the Acquiring Fund, however, none of the changes would be required by the application of the Acquiring Fund’s fundamental investment restrictions. The Registrant has added disclosure to the Statement of Additional Information to the effect that a modified schedule is not required to be included.

5.	To each reference to the Acquiring Fund’s or the Target Fund’s annual financial statements for the period ended March 31, 2023, include hyperlinks to the corresponding shareholder reports on file with the Commission.

The Registrant has made the change as requested.

6.	Complete all fields left blank in the Registration Statement or identified as “subject to completion.”

The Registrant has made the changes as requested.

7.	On page 8, “Comparison Fee Table and Example; Portfolio Turnover,” please confirm in the Registrant’s response to the Staff’s comments that this information is still accurate considering the time lapsed from the last day of the period covered by the annual report. If the information is not accurate, please update, include a new “as of” date and reference back to the financial statements for the period ended March 31, 2023.

The Registrant confirms that the information in the comparison fee table responds to Form N-14, Item 3(a).

8.	On page 8 and elsewhere, confirm that all fee waiver and expense reimbursement agreements will be extended to at least one year after the effective date of the Registration Statement.

The Registrant has agreed to extend all fee waiver and expense reimbursement agreements as they apply to the Acquiring Fund to September 30, 2024. The Registrant has revised the Registration Statement to reflect those extensions.

9.	In “Summary of Investment Objectives, Strategies, Risks and Restrictions – Principal Investment Risks,” organize in columnar format. For each of “- Investment Objectives and Principal Investment Strategies,” and “- Principal Investment Risks,” include a fourth column describing material differences and include whether either fund may concentrate its portfolio securities in issuers in specific industries. For “- Investment Restrictions,” consider adding a fourth column describing how those restrictions affect how the Funds are actually managed.

U.S. Securities and Exchange Commission

September 14, 2021

The Registrant has made the change substantially as requested.

10.	In “Summary of Investment Objectives, Strategies, Risks and Restrictions – Principal Investment Risks,” the principal risk relating to active management applies to the Target Fund but not the Acquiring Fund. If the risk is a principal investment risk of the Acquiring Fund, include it in the table comparing principal investment risks. If, not, explain in the Registrant’s response to the Staff’s comments why it is not a principal investment risk of Acquiring Fund.

The sub-adviser of the Acquiring Fund uses a rules-based investment strategy. While there is some active management of the Acquiring Fund’s portfolio, the Registrant takes the position that active management is not a principal risk of the Acquiring Fund. In contrast, the sub-adviser of the Target Fund does not rely on a rules-based investment strategy, at least not to the extent of the sub-adviser to the Acquiring Fund, and thus active management is a principal investment risk of the Target Fund.

11.	On page 19, address if concentration is calculated at a 10-percent limit.

Consistent with the Staff’s position since at least 1983, the Registrant calculates industry concentration limits as 25 percent of a fund’s net asset value, determined at the time of acquisition of the relevant security.

12.	On page 19, confirm that derivatives risk applies to both the Target Fund and the Acquiring Fund.

The Registrant confirms that “Derivatives Risk” is a principal risk of both the Target Fund and the Acquiring Fund.

13.	On page 19, please clarify whether the Target Fund and the Acquiring Fund have the same or different policies and procedures relating to disclosure of portfolio holdings.

The Registrant has made the change as requested, noting that the Target Fund and the Acquiring Fund have the same policies and procedures relating to disclosure of portfolio holdings.

14.	On page 28, consider whether “Tax Matters” is consistent with the subsequent discussion of the federal income tax consequences of the proposed Reorganization.

The Registrant has made the changes as requested.

15.	On page 28, disclose which expenses relating to the proposed Reorganization are shared expenses, the approximate aggregate amount of such shared expenses and how the manager will allocate them between the Acquiring Fund and the Target Fund. In the Registrant’s response to the Staff’s comments, describe the basis of the trustees’ determination that such allocation of shared expenses was fair and reasonable.

U.S. Securities and Exchange Commission

September 14, 2021

The Registrant has made the change as requested.

In allocating shared expenses between the Target Fund and the Acquiring Fund, the Trustees considered the difficulty of determining the relative benefit each Fund would receive as a result of the proposed Reorganization. Moreover, they considered that the Target Fund’s and the Acquiring Fund’s common investment manager has an incentive to retain all Target Fund shareholders as new shareholders of the Acquiring Fund and thus, has an incentive to treat fairly Target Fund and Acquiring Fund shareholders. That said, the investment manager has determined based on the authority delegated to it by the Trustees that joint expenses of the Target Fund and the Acquiring Fund, which primarily consist of legal and accounting expenses, will be allocated between the Funds based on their relative net asset values. That method of allocation is consistent with the Registrant’s current policies on allocating joint expenses between or among more than one Pear Tree Fund.

16.	On page, 29, complete the table showing the allocation of the expenses of the proposed Reorganization.

The Registrant has completed the chart as requested.

17.	In the Registrant’s response letter to the Staff’s comments to the Registration Statement, include an undertaking to file with the Commission a copy of the tax opinion described on pages 31 and 32 of the Registration Statement.

Consistent with its undertakings in response to Form N-14, Item 17, the Registrant undertakes to provide the Commission with a copy of the tax opinion described on pages 31 and 32 of the Registration Statement.

18.	On page 32, in the discussion on certain federal income tax consequences, describe any limitations on the use of the Target Fund’s capital loss carryforwards by Acquiring Fund.

The limitations on the use of the Target Fund’s capital loss carryforwards is currently included in the Registration Statement in the section referenced by the Staff. It appears immediately following the table on capital loss carryforwards.

19.	Confirm in the Registrant’s response to the Staff’s comments that the Registrant is not required to include in the Registration Statement the supplemental financial information as provided in Regulation S-X, Rule 6-11(d)(1)(ii) or (iii).

As noted above in response to Comment 4, although the Registrant expects that there will be a material change in the Target Fund’s investment portfolio, it does not expect that that change will result from the application of the fundamental investment restrictions of the Acquired Fund. As a result, the Registrant is not required to include a modified schedule of investments as provided by Regulation S-X, Rule 6-11(d)(1)(ii).

U.S. Securities and Exchange Commission

September 14, 2021

In addition, as the Acquiring Fund and the Target Fund are series of the Registrant whose financial statements are prepared by the same fund administrator and audited by the same independent auditor, there are no material differences in accounting policies of the Target Fund or the Acquiring Fund. As a result, the Registrant is not required to include a narrative disclosure about the material differences in accounting policies of the Target Fund and the Acquiring Fund, as provided in Regulation S-X, Rule 6-11(d)(1)(iii).

20.	Include appropriate disclosure if the Registrant anticipates any “echo” voting.

The Registrant does not anticipate any “echo” voting.

21.	Please include the information regarding the Target Fund as required by Item 13 of Form N-14.

The information required by Item 13 of Form N-14 is currently included in the Registration Statement. The Registrant has revised the table of contents to the Registration Statement’s statement of additional information (the “N-14 SAI”) to reflect that the information pertains to the Target Fund as well as the Acquiring Fund.

22.	In Note 4 to the pro forma financial information in the N-14 SAI, please clarify what is the cause of the realignment of the Target Fund’s portfolio. Also, clarify what is meant by the phrase “Emerging Markets Fund expects to sell of some of its portfolio holdings. . . . “

The Registrant has made the change as requested. The Registrant reiterates that it is not required to include in the Registration Statement a modified schedule of investments as provided by Regulation S-X, Rule 6-11(d)(1)(ii).

23.	On page SAI-73, confirm whether the financial statements for the six-month period ending September 30, 2023 will be available prior to the meeting of the Target Fund’s proposed shareholders. If not, delete the reference.

The Registrant has deleted the reference to the 6-month financial statements for the period ending September 30, 2023.

24.	In response to Form N-14, Item 15, describe the indemnification provisions in the Trust’s organizing documents, rather than incorporate them by reference. In addition, note that the Staff requires declarations of trust and similar organizational documents to expressly state that fund directors and officers may not be indemnified for liability under the Securities Act of 1933, as amended.

U.S. Securities and Exchange Commission

September 14, 2021

The Registrant has replaced the current cross reference with a description of the indemnification provisions, as requested. In addition, the Registrant has added a statement to the effect that the Registrant is aware of the Commission’s opinion regarding indemnification for liability under the Securities Act of 1933, as amended.

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As discussed with Eileen Smiley of the Staff, the Registration Statement is expected to take effect on September 14, 2023 pursuant to Securities Act Rule 488, and the Registrant plans to file a post-effective amendment to the Registration Statement pursuant to Securities Act Rule 485(b), also on or about that same date, to take effect immediately. However, the Registrant has agreed with the Staff’s request that it not rely on the amended Registration Statement or distribute the combined prospectus/proxy statement therein to the Target Fund’s shareholders until the Registrant has resolved with the Staff any further Staff comments and, if necessary, filed with the Commission a second post-effective amendment to the Registration Statement or copies of the definitive materials.

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Please call me at (617) 338-2961 if you have questions or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt

Cc:	Deborah A. Kessinger, Pear Tree Funds